Exhibit 4.1
DESCRIPTION OF ALTRIA GROUP, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Altria Group, Inc. (the “Company”) had three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.33 1/3 par value per share (“Common Stock”); (ii) 2.200% Notes due 2027; and (iii) 3.125% Notes due 2031. Each of the Company’s securities registered under Section 12 of the Exchange Act is listed on the New York Stock Exchange.
DESCRIPTION OF COMMON STOCK
The following is a description of the rights of Common Stock and related provisions of the Company’s Restated Articles of Incorporation, as amended (the “Articles”), and Amended and Restated By-Laws (the “By-Laws”) and applicable Virginia law. This description is qualified in its entirety by reference to, and should be read together with, the Articles, the By-Laws and applicable Virginia law.
Authorized Capital Stock
The Company’s authorized capital stock consists of 12,000,000,000 shares of Common Stock and 10,000,000 shares of Serial Preferred Stock, $1 par value per share (the “Serial Preferred Stock”).
General
Fully Paid and Nonassessable
All of the outstanding shares of Common Stock are fully paid and nonassessable.
Voting Rights
The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Holders of shares of Common Stock are not entitled to cumulative voting rights in the election of directors.
Dividends
The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board of Directors”) in its discretion from legally available funds.
Right to Receive Liquidation Distributions
Upon liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to share equally in the assets remaining available for distribution to holders of such shares after payment of the Company’s prior obligations, including outstanding shares of Serial Preferred Stock, if any.
No Preemptive or Similar Rights
The holders of shares of Common Stock have no preemptive or other subscription rights or rights to convert their shares of Common Stock into any other securities, and the Common Stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions
Various provisions contained in the Articles, the By-Laws and Virginia law could delay, discourage or limit transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests.
Articles and By-Laws
Among other things, the Articles and the By-Laws:
•provide that any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors;

•provide that only the Chairman of the Board of Directors or a majority of the Board of Directors may call a special meeting of shareholders;

•require that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders provide advance written notice in a timely manner, and also specify requirements as to the form and content of a shareholder’s notice;

•provide that the Board of Directors has the authority, without any vote or action by shareholders, to issue one or more series of Serial Preferred Stock and fix and determine the terms, including the preferences and rights, of any series of Serial Preferred Stock;

•do not authorize cumulative voting in the election of directors; and

•do not permit shareholders to take action without a meeting other than by unanimous written consent.

Virginia Law
Affiliated Transactions. The Company is subject to Article 14 of the Virginia Stock Corporation Act (the “VSCA”), a Virginia statute regulating “affiliated transactions.” An affiliated transaction is generally defined as a merger, a share exchange, a material disposition of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a holder of more than 10% of any class of the corporation’s outstanding voting shares (a “10% holder”) or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any 10% holder for a period of three years following the date that such person became a 10% holder unless (1) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder, approve the affiliated transaction or (2) before the date the person became a 10% holder, the board of directors approved the transaction that resulted in the shareholder becoming a 10% holder. After three years, any such transaction must be at a “fair price,” as described in the VSCA, or must be approved by a majority of the disinterested directors or the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder.
Control Share Acquisitions. The Company is subject to Article 14.1 of the VSCA, the Virginia anti-takeover statute regulating “control share acquisitions,” which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1⁄3% or 50%) of the total votes entitled to be cast for the election of directors. Under that Virginia statute, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares entitled to vote in the election of directors other than those held by the acquiring person or held by any officer or employee director of the corporation, unless at the time of any control share acquisition, the articles of incorporation or bylaws of the corporation provide that this statute does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be redeemed by the corporation, at the corporation’s option, at a price per share equal to the acquiring person’s cost. Unless otherwise provided in the corporation’s articles of incorporation or bylaws, the VSCA grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.
Transfer Agent
The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

DESCRIPTION OF NOTES
The following description of particular terms of the Company’s 2.200% Notes due 2027 (“2027 notes”) and 3.125% Notes due 2031 (“2031 notes”), which we refer to collectively as the “notes,” is not complete and is qualified by reference to, and should be read in together with, the indenture, dated as of November 4, 2008 (the “indenture”), among the Company, the Company’s wholly-owned subsidiary, Philip Morris USA Inc. (“PM USA”), and Deutsche Bank Trust Company Americas, as trustee, under which the notes were issued. For reference, in the summary that follows, we have included references to section numbers of the indenture so that these provisions can be more easily located. In cases where portions of the summary are taken from more than one section of the indenture, we have referred only to the section of the indenture that is principally applicable to that part of the summary. In this “Description of Notes” section, references to the “Company,” “we,” “us” and “our” are only to Altria Group, Inc. and not its subsidiaries.
Certain Terms of the 2027 Notes
We issued €1,000,000,000 aggregate principal amount of the 2027 notes on February 15, 2019. The 2027 notes will mature on June 15, 2027 and bear interest at the rate of 2.200% per annum from February 15, 2019, payable annually in arrears on June 15 of each year, beginning June 15, 2020, to the persons in whose names the 2027 notes are registered at the close of business on the preceding May 31, the record date.
Certain Terms of the 2031 Notes
We issued €1,250,000,000 aggregate principal amount of the 2031 notes on February 15, 2019. The 2031 notes will mature on June 15, 2031 and bear interest at the rate of 3.125% per annum from February 15, 2019, payable annually in arrears on June 15 of each year, beginning June 15, 2020, to the persons in whose names the 2031 notes are registered at the close of business on the preceding May 31, the record date.
Subsidiary Guarantee
Each series of notes is guaranteed fully and unconditionally by PM USA. The guarantee ranks equally with all of PM USA’s existing and future senior unsecured indebtedness and guarantees from time to time outstanding.
In addition to the events of default set forth in the indenture and described under “Events of Default” below, the following will constitute an event of default with respect to the notes:
•PM USA or a court takes certain actions relating to bankruptcy, insolvency or reorganization of PM USA; and

•PM USA’s guarantee with respect to the notes is determined to be unenforceable or invalid or for any reason ceases to be in full force and effect except as permitted by the indenture and the guarantee agreement, or PM USA repudiates its obligations under such guarantee.
General
The notes are senior unsecured obligations of Altria and rank equally with all of our other existing and future senior unsecured indebtedness.
Interest on the notes of each series is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes (or February 15, 2019, if no interest has been paid on the notes) to, but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes, except for the public offering price and issue date. Any additional notes having such similar terms, together with the applicable notes, will constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred with respect to the applicable series of notes.
In some circumstances, we may elect to discharge our obligations on the notes through full defeasance or covenant defeasance. See “Defeasance” below.
The notes will not be entitled to any sinking fund.
Optional Redemption
2027 Notes
Prior to April 15, 2027 (the date that is two months prior to the scheduled maturity date for the 2027 notes), we may, at our option, redeem the 2027 notes, in whole at any time or in part from time to time (in €1,000 increments, provided that any remaining principal amount of any note remaining outstanding after a repurchase in part shall be €100,000 or a higher integral multiple of €1,000). The redemption price will be equal to the greater of (i) 100% of the principal amount of the 2027 notes to be redeemed and (ii) the sum of the present values of each Remaining Scheduled Payment of principal and interest that would be due if such notes matured on April 15, 2027 (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (Actual/Actual (ICMA)), at a rate equal to the applicable Comparable Government Bond Rate (as defined below) plus 35 basis points plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
On or after April 15, 2027 (the date that is two months prior to the scheduled maturity date of the 2027 notes), we may, at our option, redeem the 2027 notes, in whole at any time or in part from time to time (in €1,000 increments, provided that any remaining principal amount of any note remaining outstanding after a repurchase in part shall be €100,000 or a higher integral multiple of €1,000), at a redemption price equal to 100% of the principal amount of the 2027 notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
2031 Notes
Prior to March 15, 2031 (the date that is three months prior to the scheduled maturity date for the 2031 notes), we may, at our option, redeem the 2031 notes, in whole at any time or in part from time to time (in €1,000 increments, provided that any remaining principal amount of any note remaining outstanding after a repurchase in part shall be €100,000 or a higher integral multiple of €1,000). The redemption price will be equal to the greater of (i) 100% of the principal amount of the 2031 notes to be redeemed and (ii) the sum of the present values of each

Remaining Scheduled Payment of principal and interest that would be due if such notes matured on March 15, 2031 (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (Actual/Actual (ICMA)), at a rate equal to the applicable Comparable Government Bond Rate (as defined below) plus 45 basis points plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
On or after March 15, 2031 (the date that is three months prior to the scheduled maturity date of the 2031 notes), we may, at our option, redeem the 2031 notes, in whole at any time or in part from time to time (in €1,000 increments, provided that any remaining principal amount of any note remaining outstanding after a repurchase in part shall be €100,000 or a higher integral multiple of €1,000), at a redemption price equal to 100% of the principal amount of the 2031 notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the applicable series of notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Reference Bond on the basis of the middle market price of the Reference Bond prevailing at 11:00 a.m. (London time) on such dealing day as determined by the Independent Investment Bank.
“Independent Investment Bank” means one of the Reference Bond Dealers that we appoint as the Independent Investment Bank from time to time.
“Reference Bond” means, in relation to any Comparable Government Bond Rate calculation, a German government bond whose maturity is closest to the maturity of the applicable series of notes, or if we or the Independent Investment Bank considers that such similar bond is not in issue, such other German government bond as we or the Independent Investment Bank, with the advice of three brokers of, and/or market makers in, German government bonds selected by us or the Independent Investment Bank, determine to be appropriate for determining the Comparable Government Bond Rate.
“Reference Bond Dealer” means (A) each of Barclays Bank PLC, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC and J.P. Morgan Securities plc (or their respective affiliates that are Primary Bond Dealers), and their respective successors and (B) any other broker of, and/or market maker in, German government bonds (a “Primary Bond Dealer”) selected by us.
“Remaining Scheduled Payments” means, with respect to the applicable note to be redeemed, the remaining scheduled payments of principal of and interest on the relevant note that would be due after the related redemption date but for the redemption. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on the relevant note will be reduced by the amount of interest accrued on the applicable note to, but excluding, the redemption date.
If money sufficient to pay the redemption price on the applicable notes (or portions thereof) to be redeemed on the applicable redemption date is deposited with the trustee or paying agent on or before the applicable redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.
We will, or will cause the trustee or paying agent on our behalf to, mail notice of a redemption to holders of the applicable notes to be redeemed by first-class mail (or otherwise transmit in accordance with applicable procedures of Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”) at least 15 and not more than 45 days prior to the date fixed for redemption. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the applicable notes or any portions thereof called for redemption. On or before the applicable redemption date, we will deposit with the trustee or paying agent or set aside, segregate and hold in trust (if we are acting as paying agent), funds sufficient to pay the redemption price of, and accrued and unpaid interest on, such notes to be redeemed on that redemption date. If fewer than all of the notes of any series are to be redeemed, the trustee or paying agent will select, not more than 60 days prior to the redemption date, the particular notes or any portions thereof for redemption from the outstanding notes not previously called by such method as the trustee or paying agent deems fair and appropriate and in accordance with the applicable procedures of the depositary; provided, however, that no notes of a principal amount of €100,000 or less shall be redeemed in part.
We may at any time, and from time to time, purchase notes of any series at any price or prices in the open market or otherwise.
Repurchase Upon Change of Control Triggering Event
If a change of control triggering event occurs, unless we have exercised our option to redeem the notes of a series as described under “-Optional Redemption” above or “-Redemption for Tax Reasons” below, we will be required to make an offer (the “change of control offer”) to each holder of such notes to repurchase all or any part (equal to €100,000 or an integral multiple of €1,000 in excess thereof) of that holder’s notes on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase (a “change of control payment”).
Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice, if mailed prior to the date of consummation of the change of control, will state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the change of control payment date.
On the change of control payment date, we will, to the extent lawful:
•accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly mail to each holder of properly tendered notes the change of control payment for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of €100,000 or an integral multiple of €1,000 in excess of that amount.
We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer at the times and otherwise in compliance with the requirements set for an offer made by us, and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.
To the extent that we are required to offer to repurchase the notes of a series upon the occurrence of a change of control triggering event, we may not have sufficient funds to repurchase such notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. The failure to make such repurchase would result in a default under the notes.
We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.
For purposes of the change of control offer provisions of the notes, the following terms will be applicable:
“Change of control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person,” other than to our company or one of our subsidiaries;
(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than the number of shares;
(3)	we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;
(4)	the first day on which a majority of the members of our Board of Directors are not continuing directors; or
(5)	the adoption of a plan relating to our liquidation or dissolution (other than our liquidation into a newly formed holding company).
Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) (A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.
The definition of “change of control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain.
“Change of control triggering event” means the occurrence of both (1) a change of control and (2) a ratings event.
“Continuing directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named a nominee for election as a director, without objection to such nomination).
“Fitch” means Fitch Ratings Inc., an indirect subsidiary of Hearst Corporation and Fimalac, S.A., and its successors.
“Investment grade” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s; a rating equal to or higher than BBB- (or the equivalent) by S&P or Fitch; and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.
“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“Person” has the meaning given thereto in Section 13(d)(3) of the Exchange Act.
“Rating agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a substitute rating agency.
“Ratings event” means the notes cease to be rated investment grade by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of the occurrence of a change of control or our intention to effect a change of control.
“S&P” means Standard & Poor’s Financial Services LLC, a division of S&P Global Inc., and its successors.
“Substitute rating agency” means a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by our Chief Executive Officer or Chief Financial Officer) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.
“Voting stock” means, with respect to any specified person as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
Payment of Additional Amounts
We will, subject to the exceptions and limitations set forth below, pay to the beneficial owner of any note who is a non-United States person (as defined below) such additional amounts as may be necessary to ensure that every net payment on such note, after deduction or withholding by us or any of our paying agents for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of the United States, will not be less than the amount provided in such note to be then due and payable. However, we will not pay additional amounts if the beneficial owner is subject to taxation solely for reasons other than its ownership of the note, nor will we pay additional amounts for or on account of:
(a)        any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the existence of any present or former connection (other than the mere fact of being a beneficial owner of a note) between the beneficial owner (or between a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a member or shareholder of the beneficial owner, if the beneficial owner is a partnership or corporation) of a note and the United States, including, without limitation, such beneficial owner (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen or resident of the United States or treated as being or having been a resident thereof;
(b)        any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a member or shareholder of the beneficial owner, if the beneficial owner is a partnership or corporation) (1) being or having been present in, or engaged in a trade or business in, the United States, (2) being treated as having been present in, or engaged in a trade or business in, the United States, or (3) having or having had a permanent establishment in the United States;
(c)        any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a member or shareholder of the beneficial owner, if the beneficial owner is a partnership or corporation) being or having been with respect to the United States a personal holding company, a controlled foreign corporation, a passive foreign investment company or a foreign private foundation or other foreign tax-exempt organization, or being a corporation that accumulates earnings to avoid United States federal income tax;
(d)        any tax, assessment or other governmental charge imposed on a beneficial owner that actually or constructively owns 10% or more of the total combined voting power of all of our classes of stock that are entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code of 1986, as amended, or the Code;
(e)        any tax, assessment or other governmental charge that is payable by any method other than withholding or deduction by us or any paying agent from payments in respect of such note;
(f)        any gift, estate, inheritance, sales, transfer, personal property or excise tax or any similar tax, assessment or other governmental charge;
(g)        any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment in respect of any note if such payment can be made without such withholding by at least one other paying agent;
(h)        any tax, assessment or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
(i)        any tax, assessment or other governmental charge imposed as a result of the failure of the beneficial owner to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a note, if such compliance is required by statute or regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;
(j)        any tax, assessment or other governmental charge imposed by reason of the failure of the beneficial owner to fulfill the statement requirements of Section 871(h) or Section 881(c) of the Code;
(k)        any tax, assessment or other governmental charge imposed pursuant to the provisions of Section 1471 through 1474 of the Code; or
(l)        any combination of items (a), (b), (c), (d), (e), (f), (g), (h), (i), (j) and (k).
In addition, we will not pay additional amounts to a beneficial owner of a note that is a fiduciary, partnership, limited liability company or other fiscally transparent entity, or to a beneficial owner of a note that is not the sole beneficial owner of such note, as the case may be. This exception, however, will apply only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment. The term “beneficial owner” includes any person holding a note on behalf of or for the account of a beneficial owner.
As used herein, the term “non-United States person” means a person that is not a United States person. The term “United States person” means a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, a trust subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or a trust that existed on August 20, 1996, and elected to continue its treatment as a domestic trust. “United States” means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).
Redemption for Tax Reasons
We may redeem a series of notes prior to maturity in whole, but not in part, on not more than 60 days’ notice and not less than 30 days’ notice at a redemption price equal to the principal amount of such notes plus any accrued interest and additional amounts to the date fixed for redemption if:
•as a result of a change in or amendment to the tax laws, regulations or rulings of the United States or any political subdivision or taxing authority of or in the United States or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction in the United States) that is announced or becomes effective on or after February 15, 2019, we have or will become obligated to pay additional amounts with respect to such series of notes as described above under “-Payment of Additional Amounts,” or

•on or after February 15, 2019, any action is taken by a taxing authority of, or any decision is rendered by a court of competent jurisdiction in, the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in the bullet point above, whether or not such action is taken or decision is rendered with respect to us, or any change, amendment, application or interpretation is officially proposed, which, in any such case, in the written opinion of independent legal counsel of recognized standing, will result in a material probability that we will become obligated to pay additional amounts with respect to such series of notes, and we in our business judgment determine that such obligations cannot be avoided by the use of reasonable measures available to us.
If we exercise our option to redeem a series of notes, we will deliver to the trustee a certificate signed by an authorized officer stating that we are entitled to redeem such notes and the written opinion of independent legal counsel if required.
Issuance in Euros
Initial holders were required to pay for the notes in euros, and all payments of interest and principal, including payments made upon any redemption of the notes, are payable in euro. If we are unable to obtain euros in amounts sufficient to make a required payment under the notes due to the imposition of exchange controls or other circumstances beyond our control (including the dissolution of the Economic and Monetary Union) or if the euro is no longer being used by the then member states of the Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the then most recent U.S. dollar/euro exchange rate available on or prior to the second business day prior to the relevant payment date as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Consolidation, Merger or Sale
Under the indenture, neither we nor PM USA may consolidate with or merge into any other corporation or convey or transfer our respective properties and assets substantially as an entirety to any person unless:
•the corporation formed by such consolidation or into which we or PM USA, as applicable, are merged or the person which acquires by conveyance or transfer our or PM USA’s, as applicable, properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by a supplemental indenture, payment of the principal of and any premium and interest (including any additional amounts payable) on all the notes and the performance of every covenant of the indenture, or the guarantee of any series of notes, on the part of us or PM USA, as the case may be, to be performed;

•after giving effect to the transaction, no Event of Default with respect to any series of notes, and no event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing;

•the successor corporation assuming the notes agrees, by supplemental indenture, to indemnify the individuals liable therefor for the amount of United States federal estate tax paid solely as a result of such assumption in respect of notes held by individuals who are not citizens or residents of the United States at the time of their death; and

•we or PM USA, as the case may be, deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with these provisions. (Section 801)

The successor corporation will assume all of our or PM USA’s, as applicable, obligations under the indenture and, in the case of PM USA, any guarantee agreement relating to any outstanding notes that are guaranteed by PM USA, as if such successor were an original party to the indenture or such guarantee. After assuming such obligations, the successor corporation will have all of our or PM USA’s, as applicable, rights and powers under the indenture or such guarantee. (Section 802)
Waivers under the Indenture
Under the indenture, the holders of more than 50% in principal amount of the outstanding notes of any particular series, may on behalf of the holders of all the notes of that series:
•waive our compliance with certain covenants of the indenture; and (Section 1009)

•waive any past default under the indenture, except:

•a default in the payment of the principal of, or any premium or interest on, any notes of that series; and

•a default with respect to a covenant or provision of the indenture which itself cannot be modified or amended without the consent of the holder of each affected note of that series. (Section 513)

Events of Default
Each of the following events is defined as an “Event of Default” in the indenture with respect to a particular series of notes:
•we fail to pay any installment of interest on any note of that series for 30 days after payment was due;
•we fail to make payment of the principal of, or any premium on, any note of that series when due;

•we fail to make any sinking fund payment when due with respect to notes of that series;

•we fail to perform, or breach, any other covenant or warranty in respect of any note of that series contained in the indenture or in such notes or in the applicable board resolution under which such series is issued and this failure or breach continues for 90 days after we receive written notice of it from the trustee or holders of at least 25% in principal amount of the outstanding notes of that series;

•we or a court take certain actions relating to bankruptcy, insolvency or reorganization of our company; or

•any other event of default that may be specified for the notes of the series or in the board resolution with respect to the notes of that series. (Section 501)

A default with respect to a single series of notes under the indenture will not necessarily constitute a default with respect to any other series of notes issued under the indenture. A default under our other indebtedness will not be a default under the indenture. The trustee may withhold notice to the holders of notes of any default, except for defaults that involve our failure to pay principal or any premium or interest, if it determines in good faith that the withholding of notice is in the interest of the holders. (Section 602)
If an Event of Default for any series of notes occurs and continues (other than an Event of Default involving our bankruptcy, insolvency or reorganization), either the trustee or the holders of not less than 25% in principal amount of the outstanding notes of that series may require us upon notice in writing to us, to repay immediately the entire principal of all the notes of such series together with accrued interest on the notes.
If an Event of Default occurs that involves our bankruptcy, insolvency or reorganization, then all unpaid principal amounts of all the notes of such series together with accrued interest on the notes and accrued interest on all notes of each series then outstanding will immediately become due and payable, without any action by the trustee or any holder of notes. (Section 502)
Subject to certain conditions, the holders of a majority in principal amount of the outstanding notes of a series may rescind a declaration of acceleration if all Events of Default, other than the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived. (Section 502)
Other than its duties in case of an Event of Default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnity satisfactory to it. (Section 507) The holders of a majority in principal amount outstanding of any series of notes may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of notes. (Section 512)
The indenture requires us to file each year with the trustee, an officer’s certificate that states that:
•the signing officer has supervised a review of our activities during such year and performance under the indenture; and

•to the best of his or her knowledge, based on the review, we comply with all conditions and covenants of the indenture. (Section 1005)

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree. If a court requires a conversion to be made on a date other than a judgment date, the indenture requires us to pay additional amounts necessary to ensure that the amount paid in U.S. dollars to a holder is equal to the amount due in such foreign currency or currency unit. (Section 515)
Notwithstanding the foregoing, the indenture provides that, to the extent elected by us, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations in the indenture will, for the first 120 days after the occurrence of such an Event of Default, consist exclusively of the right for holders of each series of notes with respect to which we elect to pay additional interest to receive additional interest on the notes of that particular series at an annual rate equal to 0.25% of the principal amount of the notes of such series. If we so elect, this additional interest will accrue on all outstanding notes with respect to which we elect to pay additional interest from and including the date on which the Event of Default relating to the failure to comply with the reporting obligations in the indenture first occurs to but not including the 120th day thereafter (or such earlier date on which such Event of Default is cured or waived by holders as provided above). On such 120th day (or earlier, if the Event of Default relating to the reporting obligations under the indenture is cured or waived by holders as provided above prior to such 120th day), the additional interest will cease to accrue and, if the Event of Default relating to reporting obligations under the indenture has not been cured or waived prior to such 120th day, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other Event of Default. If we do not elect to pay the additional interest upon an Event of Default in accordance with this paragraph, the notes will be subject to acceleration as provided above.
In order to elect to pay the additional interest on the notes in accordance with the immediately preceding paragraph, we must notify all holders of notes of such series and the trustee and paying agent of such election on or before the close of business on the date on which such Event of Default first occurs. (Section 502)
Restrictive Covenants
The indenture includes the following restrictive covenants:
Limitations on Liens
The indenture limits the amount of liens that we or our Subsidiaries (as defined below) may incur or otherwise create, in order to secure indebtedness for borrowed money, upon any Principal Facility (as defined below) or any shares of capital stock that any of our Subsidiaries owning any Principal Facility has issued to us or any of our Subsidiaries. If we or any of our Subsidiaries incur such liens, then we will secure the notes and, in the case of liens upon any Principal Facility owned or leased by PM USA, then PM USA will secure the guarantee of the notes to the same extent and in the same proportion as the debt that is secured by such liens. This covenant does not apply, however, to any of the following:
•in the case of a Principal Facility, liens incurred in connection with the issuance by a state or political subdivision thereof of any securities the interest on which is exempt from federal income taxes by virtue of Section 103 of the Internal Revenue Code of 1986, as amended, or any other laws or regulations in effect at the time of such issuance;

•liens existing on the date of the indenture;

•liens on property or shares of capital stock existing at the time we or any of our Subsidiaries acquire such property or shares of stock (including acquisition through merger, share exchange or consolidation) or securing the payment of all or part of the purchase price, construction or improvement thereof incurred prior to, at the time of, or within 180 days after the later of the acquisition, completion of construction or improvement or commencement of full operation of such property for the purpose of financing all or a portion of such purchase or construction or improvement; or

•liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing three bullet points or in this bullet point; provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the lien so extended, renewed or replaced (plus improvements on such property).

Notwithstanding the foregoing, we and/or any of our Subsidiaries may create, assume or incur liens that would otherwise be subject to the restriction described above, without securing notes issued under the indenture equally and ratably, if the aggregate value of all outstanding indebtedness secured by the liens plus the value of Sale and Leaseback Transactions does not at the time exceed 5% of Consolidated Net Tangible Assets (as defined below). (Section 1007)
Sale and Leaseback Transactions
A Sale and Leaseback Transaction (as defined below) by us or any of our Subsidiaries of any Principal Facility is prohibited unless, within 180 days of the effective date of the arrangement, an amount equal to the greater of the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction or the fair value of the property at the time of entering into the Sale and Leaseback Transaction as determined by our board of directors (“value”) is applied by us to the retirement of non-subordinated indebtedness for money borrowed with more than one year stated maturity, including our notes, except that such sales and leasebacks are permitted to the extent that the “value” thereof plus the other secured debt referred to in the penultimate paragraph above in the subsection entitled “Restrictive Covenants-Limitations on Liens” does not at the time exceed 5% of our Consolidated Net Tangible Assets. (Section 1008)
There are no other restrictive covenants in the indenture. The indenture does not require us to maintain any financial ratios, minimum levels of net worth or liquidity or restrict the incurrence of indebtedness, the makeup of asset sales, the payment of dividends, the making of other distributions on our capital stock or the redemption or purchase of our capital stock. Moreover, the indenture does not contain any provision requiring us to repurchase or redeem any notes or debt warrants or modify the terms thereof or afford the holders thereof any other protection in the event of our change of control, any highly leveraged transaction or any other event involving us that may materially adversely affect our creditworthiness or the value of the notes or debt warrants.
Defined Terms
“Consolidated Capitalization” means the total of all the assets appearing on our most recent quarterly or annual consolidated balance sheet, less (a) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof, but maturing within 12 months from the date of such consolidated balance sheet, and (b) deferred income tax liabilities appearing on such consolidated balance sheet. (Section 101)
“Consolidated Net Tangible Assets” means the excess over current liabilities of all assets appearing on our most recent quarterly or annual consolidated balance sheet, less (a) goodwill and other intangible assets and (b) the minority interests of others in Subsidiaries. (Section 101)

“Principal Facility” means any facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing or production and located in the United States, owned or leased pursuant to a capital lease by us or any Subsidiary, that has a gross book value (without deduction of any depreciation reserve) on the date as of which the determination is being made exceeding 2% of Consolidated Capitalization. (Section 1007)
“Sale and Leaseback Transaction” means the sale or transfer of a Principal Facility now owned or hereafter acquired with the intention of taking back a lease of the property, except a lease for a temporary period of less than three years, including renewals, with the intent that the use by us or any Subsidiary will be discontinued on or before the expiration of such period. (Section 1008)
“Subsidiaries” means any corporation of which at least a majority of all outstanding stock or other interests having ordinary voting power in the election of directors, managers or trustees (without regard to the occurrence of any contingency) thereof is at the time, directly or indirectly, owned or controlled by us or by one or more Subsidiaries or by us and one or more Subsidiaries. (Section 101)
Defeasance
Legal Defeasance
We can legally release ourselves from all of our obligations, with certain limited exceptions, on any series of notes. This is called legal defeasance. In order to achieve legal defeasance:
•we must deposit, or cause to be deposited, in trust for the benefit of all holders of that series of notes an amount of cash in the currency or currency unit in which that series of notes is payable, direct obligations of the government that issued the currency in which that series of notes is payable or a combination thereof that will generate sufficient cash, in the opinion of an internationally recognized firm of independent public accountants, to make interest, principal, premium and any other payments on that series of notes on their due date or redemption date;

•we have delivered to the trustee an opinion of counsel confirming that (1) we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the issuance date of the notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•no Event of Default or event that with the giving of notice or passage of time, or both, would become an Event of Default shall have occurred and be continuing at the time of the deposit described above and no Event of Default described in the fifth bullet point under “-Events of Default” shall have occurred and be continuing on the 123rd day after the date of such deposit;

•such defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which we are a party or by which we are bound; and

•we have delivered to the trustee an officers’ certificate and an opinion of counsel in each stating that all conditions precedent provided for or relating to the legal defeasance have been complied with.

Covenant Defeasance
We can make the same type of deposit described above under “-Defeasance-Legal Defeasance” and be released from the restrictive covenants on any series of notes. This is called covenant defeasance. In order to achieve covenant defeasance:

•we must deposit, or cause to be deposited, in trust for the benefit of all holders of that series of notes an amount of cash in the currency or currency unit in which that series of notes is payable, direct obligations of the government that issued the currency in which that series of debt securities is payable or a combination thereof that will generate sufficient cash, in the opinion of an internationally recognized firm of independent accountants, to make interest, principal, premium and any other payments on that series of notes on their due date or redemption date;

•we have delivered to the trustee an opinion of counsel confirming that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;
•no Event of Default or event that with the giving of notice or passage of time, or both, would become an Event of Default shall have occurred and be continuing at the time of the deposit described above and no Event of Default described in the fifth bullet point under “-Events of Default” shall have occurred and be continuing on the 123rd day after the date of such deposit;

•such defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which we are a party or by which we are bound; and

•we have delivered to the trustee an officers’ certificate and an opinion of counsel in each stating that all conditions precedent provided for or relating to the covenant defeasance have been complied with.

If we accomplish covenant defeasance, the following provisions, among others, of the indenture and the notes would no longer apply:
•our promises previously described under “-Restrictive Covenants-Limitation on Liens;”

•our promises previously described under “-Restrictive Covenants-Sale and Leaseback Transactions;”

•the events of default relating to breach of such covenants, described under “-Events of Default;” and

•certain other covenants applicable to the series of notes. (Sections 402-404)

Book-Entry Notes
The notes were issued in book-entry form and are represented by global notes deposited with, or on behalf of, a common depositary on behalf of Clearstream and Euroclear, and are registered in the name of the common depositary or its nominee. Except as described herein, certificated notes will not be issued in exchange for beneficial interests in the global notes.

Certificated Notes
If Clearstream or Euroclear is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue notes of like tenor in minimum denominations of €100,000 principal amount and integral multiples of €1,000 in excess thereof in definitive form in exchange for an applicable registered global note that had been held by the depositary. Any notes issued in definitive form in exchange for a registered global note will be registered in the name or names that the depositary gives to the trustee or other relevant agent of the trustee. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the applicable registered global note that had been held by the depositary. In addition, we may at any time determine that the notes of an applicable series shall no longer be represented by a global note and will issue notes in definitive form in exchange for such global note pursuant to the procedure described above.
Notices
Notices to holders of the notes will be sent by first class mail, postage prepaid, to the registered holders at the physical addresses as they appear in the security registrar for the notes.
Trustee, Paying Agent and Security Registrar
Deutsche Bank Trust Company Americas, as trustee under the indenture, is also be the paying agent and security registrar with respect to the notes.